Exhibit 99.1

DADA NEXUS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Dada Nexus Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dada Nexus Limited and its subsidiaries (the “Company”) as of December 31, 2019 and 2020, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ (deficit) equity, and cash flows, for each of the three years in the period ended December 31, 2020 and the related notes and the schedule listed in the Index at Item 18 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the consolidated financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside the People’s Republic of China.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

March 31, 2021

We have served as the Company’s auditor since 2019.

DADA NEXUS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 and 2020

(Amounts in thousands, except share data and otherwise noted)

		As of December 31,
		2019	2020
		RMB	RMB	US$
	Note			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents		1,154,653	5,461,264	836,975
Restricted cash		1,480	59,791	9,163
Short-term investments	4	957,370	770,000	118,008
Accounts receivable, net of allowance for doubtful accounts of nil and nil as of December 31, 2019 and 2020, respectively		38,234	403,584	61,852
Inventories, net		3,886	5,410	829
Amount due from related parties	16	308,682	646,341	99,056
Prepayments and other current assets	5	100,354	175,592	26,911

Total current assets		2,564,659	7,521,982	1,152,794
Property and equipment, net	6	42,044	39,640	6,075
Goodwill		957,605	957,605	146,759
Intangible assets, net	7	715,877	507,964	77,849
Operating lease right-of-use assets		—	107,120	16,417
Long-term time deposits		—	400,000	61,303
Other non-current assets		5,930	12,715	1,949

Total non-current assets		1,721,456	2,025,044	310,352

TOTAL ASSETS		4,286,115	9,547,026	1,463,146

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities (including amounts of the consolidated VIE without recourse to the Company. See Note 2.2):
Short-term loan	8	—	600,000	91,954
Accounts payable		9,924	13,846	2,122
Notes payable		—	170,000	26,054
Payable to riders and drivers		381,341	717,496	109,961
Amount due to related parties	16	82,800	52,918	8,110
Accrued expenses and other current liabilities	9	366,285	814,991	124,903
Operating lease liabilities		—	41,737	6,396

Total current liabilities		840,350	2,410,988	369,500
Deferred tax liabilities	14	43,701	38,558	5,909
Non-current operating lease liabilities		—	69,525	10,655

Total non-current liabilities		43,701	108,083	16,564

TOTAL LIABILITIES		884,051	2,519,071	386,064

Contingencies	18

DADA NEXUS LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2019 and 2020

(Amounts in thousands, except share data and otherwise noted)

		As of December 31,
		2019	2020
		RMB	RMB	US$
	Note			(Note 2)
MEZZANINE EQUITY	11	10,593,026	—	—

SHAREHOLDERS’ (DEFICIT) EQUITY
Ordinary shares (US$0.0001 par value, 1,499,945,349 and 2,000,000,000 shares authorized, 369,290,629 and 941,450,185 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	12	237	639	98
Additional paid-in capital		309,102	16,442,721	2,519,958
Subscription receivable		(35)	—	—
Accumulated deficit		(7,639,926)	(9,345,102)	(1,432,200)
Accumulated other comprehensive income (loss)		139,660	(70,303)	(10,774)

TOTAL SHAREHOLDERS’ (DEFICIT) EQUITY		(7,190,962)	7,027,955	1,077,082

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) EQUITY		4,286,115	9,547,026	1,463,146

The accompanying notes are an integral part of these consolidated financial statements

DADA NEXUS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(Amounts in thousands, except share and per share data and otherwise noted)

		Years ended December 31,
		2018	2019	2020
	Note	RMB	RMB	RMB	US$
					(Note 2)
Net revenues (including related party revenues of RMB1,032,455, RMB1,967,723 and RMB3,008,947 for the years ended December 31, 2018, 2019 and 2020, respectively)		1,922,015	3,099,698	5,739,989	879,692
Costs and expenses
Operations and support		(2,044,139)	(2,845,872)	(4,721,311)	(723,573)
Selling and marketing		(1,223,345)	(1,414,540)	(1,848,730)	(283,331)
General and administrative		(282,539)	(281,376)	(498,826)	(76,448)
Research and development		(270,163)	(333,844)	(428,849)	(65,724)
Other operating expenses		(97,179)	(49,669)	(67,137)	(10,289)

Total costs and expenses		(3,917,365)	(4,925,301)	(7,564,853)	(1,159,365)
Other operating income		18,875	75,884	60,779	9,315

Loss from operations		(1,976,475)	(1,749,719)	(1,764,085)	(270,358)
Other income (expenses)
Interest income		53,111	84,276	65,596	10,053
Interest expenses		(3,122)	—	(11,830)	(1,813)
Foreign exchange gain (loss)		7,151	(13,370)	—	—
Fair value change in foreign currency forward contract		13,463	—	—	—

Total other income		70,603	70,906	53,766	8,240

Loss before income tax benefits		(1,905,872)	(1,678,813)	(1,710,319)	(262,118)
Income tax benefits	14	27,497	9,032	5,143	788

Net loss and net loss attributable to the Company		(1,878,375)	(1,669,781)	(1,705,176)	(261,330)
Accretion of convertible redeemable preferred shares		(511,646)	(795,015)	(375,649)	(57,571)

Net loss available to ordinary shareholders		(2,390,021)	(2,464,796)	(2,080,825)	(318,901)

Net loss per ordinary share:
Basic and diluted	13	(6.64)	(6.80)	(3.12)	(0.48)
Weighted average shares used in calculating net loss per ordinary share:
Basic and diluted		360,002,151	362,644,898	667,844,843	667,844,843
Net loss		(1,878,375)	(1,669,781)	(1,705,176)	(261,330)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of tax of nil for each of the years ended December 31, 2018, 2019 and 2020		36,974	(446)	(209,963)	(32,178)

Total comprehensive loss		(1,841,401)	(1,670,227)	(1,915,139)	(293,508)

The accompanying notes are an integral part of these consolidated financial statements

DADA NEXUS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share data and otherwise noted)

		Ordinary shares		Additional paid-in capital	Subscription receivables	Accumulated deficit	Accumulated other comprehensive Income (loss)	Total shareholders’ (deficit) equity
	Note	Numbers of Shares	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018		355,105,296	227	1,513,420	(35)	(4,091,770)	103,132	(2,475,026)
Issuance of ordinary shares for vested restricted share units	12	7,092,667	5	(5)	—	—	—	—
Share-based compensation	10	—	—	51,185	—	—	—	51,185
Net loss		—	—	—	—	(1,878,375)	—	(1,878,375)
Accretion of convertible redeemable preferred shares	11	—	—	(511,646)	—	—	—	(511,646)
Foreign currency translation adjustments		—	—	—	—	—	36,974	36,974

Balance as of December 31, 2018		362,197,963	232	1,052,954	(35)	(5,970,145)	140,106	(4,776,888)
Issuance of ordinary shares for vested restricted share units	12	7,092,666	5	(5)	—	—	—	—
Share-based compensation	10	—	—	51,168	—	—	—	51,168
Net loss		—	—	—	—	(1,669,781)	—	(1,669,781)
Accretion of convertible redeemable preferred shares	11	—	—	(795,015)	—	—	—	(795,015)
Foreign currency translation adjustments		—	—	—	—	—	(446)	(446)

Balance as of December 31, 2019		369,290,629	237	309,102	(35)	(7,639,926)	139,660	(7,190,962)
Issuance of ordinary shares for public offerings, net of issuance costs of RMB39,316	12	125,491,548	87	5,173,926	—	—	—	5,174,013
Conversion of preferred shares upon completion of initial public offering (“IPO”)	11	439,646,388	311	10,968,364	—	—	—	10,968,675
Share issued for exercise of stock options and vested restricted share units	10	7,021,620	4	6,900	—	—	—	6,904
Collection of subscription receivable		—	—	—	35	—	—	35
Share-based compensation	10	—	—	360,078	—	—	—	360,078
Net loss		—	—	—	—	(1,705,176)	—	(1,705,176)
Accretion of convertible redeemable preferred shares	11	—	—	(375,649)	—	—	—	(375,649)
Foreign currency translation adjustments		—	—	—	—	—	(209,963)	(209,963)

Balance as of December 31, 2020		941,450,185	639	16,442,721	—	(9,345,102)	(70,303)	7,027,955

The accompanying notes are an integral part of these consolidated financial statements.

DADA NEXUS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(Amounts in thousands and otherwise noted)

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				(Note 2)
Cash flows from operating activities:
Net loss	(1,878,375)	(1,669,781)	(1,705,176)	(261,330)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	212,241	215,664	201,272	30,846
Share-based compensation	51,185	51,168	360,078	55,184
Loss (gain) from disposal of property and equipment	3,639	(1,442)	82	13
Valuation allowance for inventories	1,632	—	413	63
Foreign exchange (gain) loss	(7,151)	13,370	—	—
Allowance (reversal) for doubtful accounts	316	(316)	—	—
Impairment provision for other non-current assets	5,432	—	—	—
Impairment provision for property and equipment	8,481	—	—	—
Fair value change in foreign currency forward contract	(13,463)	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(23,714)	(7,574)	(365,350)	(55,992)
Inventories	(3,634)	4,001	(1,937)	(297)
Amount due from related parties	(110,603)	(149,319)	(337,659)	(51,749)
Prepayments and other current assets	(42,273)	(3,261)	(84,995)	(13,026)
Operating lease right-of-use assets	—	—	17,890	2,742
Other non-current assets	35	187	(6,785)	(1,040)
Accounts payable	1,516	1,262	3,922	601
Notes payable	—	—	170,000	26,054
Amount due to related parties	16,012	28,498	(29,882)	(4,580)
Payable to riders and drivers	15,082	101,244	336,155	51,518
Accrued expenses and other current liabilities	(28,174)	127,493	357,773	54,831
Deferred tax liabilities	(27,539)	(9,032)	(5,143)	(788)
Operating lease liabilities	—	—	(18,865)	(2,891)

Net cash used in operating activities	(1,819,355)	(1,297,838)	(1,108,207)	(169,841)

Cash flows from investing activities:
Proceeds from disposal of short-term investments	7,489,577	4,444,043	7,313,119	1,120,785
Purchase of short-term investments	(7,909,057)	(4,680,033)	(7,119,080)	(1,091,047)
Purchase of long-term time deposits	—	—	(400,000)	(61,303)
Purchase of property and equipment and intangible assets	(32,861)	(31,762)	(23,890)	(3,661)
Proceeds from disposal of property and equipment	649	292	94	14
Proceeds from disposal of foreign currency forward contract	36,310	—	—	—

Net cash used in investing activities	(415,382)	(267,460)	(229,757)	(35,212)

DADA NEXUS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(Amounts in thousands and otherwise noted)

		Years ended December 31,
		2018	2019	2020
	Note	RMB	RMB	RMB	US$
					(Note 2)
Cash flows from financing activities:
Proceeds from short-term loan		—	—	600,000	91,954
Repayment of short-term loan		(354,499)	—	—	—
Proceeds from public offerings, net of issuance costs paid of RMB38,821		—	—	5,174,508	793,029
Proceeds from exercise of share options		—	—	6,904	1,058
Proceeds from subscription receivable		—	—	35	5
Proceeds from stock sold on behalf of employees		—	—	110,103	16,874
Proceeds from issuance of convertible redeemable preferred shares, net of issuance costs paid of RMB9,689		3,402,611	—	—	—

Net cash provided by financing activities		3,048,112	—	5,891,550	902,920
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash		11,363	(22,575)	(188,664)	(28,914)
Net increase (decrease) in cash, cash equivalents and restricted cash		824,738	(1,587,873)	4,364,922	668,953
Cash and cash equivalents and restricted cash, beginning of the year		1,919,268	2,744,006	1,156,133	177,185

Cash and cash equivalents and restricted cash, end of the year		2,744,006	1,156,133	5,521,055	846,138

The following table provides a reconciliation of cash and cash equivalents, and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Consolidated Statements of Cash Flows.

	As of December 31,
	2019	2020
	RMB	RMB	US$
			(Note 2)
Cash and cash equivalents	1,154,653	5,461,264	836,975
Restricted cash	1,480	59,791	9,163

Total cash, cash equivalents, and restricted cash	1,156,133	5,521,055	846,138

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				(Note 2)
Supplemental disclosure for cash flow information
Cash paid for interest	6,516	—	21,718	3,328
Cash paid for income taxes	42	—	—	—
Supplemental disclosure of non-cash investing and financing activities:
Accretion of convertible redeemable preferred shares	511,646	795,015	375,649	57,571
Payables related to property and equipment	—	(8,852)	(1,321)	(202)

The accompanying notes are an integral part of these consolidated financial statements.

DADA NEXUS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data)

1.	ORGANIZATION AND NATURE OF OPERATIONS

Dada Nexus Limited (the “Company”) was incorporated under the laws of the Cayman Islands on July 8, 2014. The Company through its wholly-owned subsidiaries, variable interest entity (“VIE”) and VIE’s subsidiaries (collectively, the “Group”) primarily provides delivery service and marketplace service to its customers through its mobile platforms, websites and mini programs. The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”). In June 2020, the Company completed its Initial Public Offering and is listed on the Nasdaq Global Select Market under the symbol “DADA”.

As of December 31, 2020, the Company’s major subsidiaries and consolidated VIE are as follows:

Name of Company	Place of incorporation	Date of incorporation / Acquisition	Percentage of direct or indirect economic ownership	Principal activities
Subsidiaries
Dada Group (HK) Limited (“Dada HK”)	Hong Kong	July 24, 2014	100%	Investment holding

Dada Glory Network Technology (Shanghai) Co., Ltd. (“Dada Glory”)	PRC	November 7, 2014	100%	Providing services in connection with on-demand delivery platform
				(“Dada Now”)

Shanghai JD Daojia Yuanxin Information Technology Co., Ltd. (“Shanghai JDDJ”)	PRC	April 26, 2016	100%	Providing services in connection with on-demand retail platform
				(“JDDJ”)

VIE
Shanghai Qusheng Internet Technology Co. Ltd. (“Shanghai Qusheng”)	PRC	July 2, 2014	100%	Holding value-added telecommunications services license of Dada Now and maintaining Dada Now website

VIE’s Subsidiary
Shanghai JD Daojia Youheng E-Commerce Information Technology Co., Ltd. (“JDDJ Youheng”)	PRC	December 3, 2015	100%	Holding value-added telecommunications services license of JDDJ and maintaining JDDJ website

2.	PRINCIPAL ACCOUNTING POLICIES

2.1 Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for the years presented.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.2 Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIE and VIE’s subsidiaries in which it has a controlling financial interest. The financial statements of the subsidiaries, VIE and VIE’s subsidiaries are consolidated from the date on which the Company obtained control and continue to be consolidated until the date that such control ceases. All intercompany balances and transactions between the Company, its subsidiaries, VIE and VIE’s subsidiaries have been eliminated in consolidation.

VIE Arrangements

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content and other restricted businesses, the Group operates its websites and other restricted businesses in the PRC through Shanghai Qusheng, whose equity interests are held by certain management members and shareholders of the Group (“Nominee Shareholders”), and its wholly-owned subsidiary, JDDJ Youheng. On November 14, 2014, Dada Glory entered into a series of contractual agreements with Shanghai Qusheng and its shareholders, which were amended subsequently primarily for change of nominee shareholders. The following is a summary of the agreements which allow Dada Glory to exercise effective control over Shanghai Qusheng:

Share Pledge Agreements

Pursuant to the share pledge agreements, each of the shareholders of the VIE has pledged the security interest in their respective equity interests in the VIE, representing 100% equity interests in the VIE in aggregate to Dada Glory, to guarantee performance by the shareholders of their obligations under the powers of attorney, the exclusive business cooperation agreement and the exclusive option agreement, as well as the performance by the VIE of its obligations under the exclusive business cooperation agreement and the exclusive option agreement. In the event of a breach by the VIE or any of its shareholders of contractual obligations under these contractual arrangements, Dada Glory, as pledgee, will have the right to take possession of and dispose of the pledged equity interests in the VIE and will have priority in receiving the proceeds from such disposal. The shareholders of the VIE also covenant that, without the prior written consent of Dada Glory, they shall not transfer or agree to other’s transfer of the pledged equity interests, create or allow any new pledge or any other encumbrance on the pledged equity interests. The equity interest pledge agreement will remain effective until the contractual obligations are fully fulfilled and terminated. During the equity pledge period, Dada Glory is entitled to all dividends and other distributions generated by the VIE.

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between Dada Glory and the VIE, Dada Glory has the exclusive right to provide the VIE with complete business support and technical and consulting services, including but not limited to technical services, network support, business consultations, intellectual property licenses, equipment or leasing, marketing consultancy, system integration, product research and development, and system maintenance. Without Dada Glory’s prior written consent, the VIE may not accept any consultations and/or services regarding the matters contemplated by this agreement provided by any third party during the term of the agreement. The VIE agrees to pay Dada Glory service fees at an amount equals to 100% of the net income generated by the VIE, which should be paid on a monthly basis. Dada Glory has the exclusive ownership of all he intellectual property rights created as a result of the performance of the exclusive business cooperation agreement. To guarantee the VIE’s performance of its obligations thereunder, the shareholders of the VIE have pledged all of their equity interests in the VIE to Dada Glory pursuant to the share pledge agreement. The exclusive business cooperation agreement has an initial term of 10 years and shall be extended if confirmed in writing by Dada Glory prior to the expiration. The extended term shall be determined by Dada Glory, and the VIE shall accept such extended term unconditionally.

Exclusive Option Agreements

Pursuant to the exclusive option agreements, each of the shareholders of the VIE has irrevocably granted Dada Glory, or any person designated by Dada Glory, an exclusive option to purchase all or part of its equity interests in the VIE. Dada Glory may exercise such options at a price equal to the lowest price as permitted by applicable PRC laws at the time of transfer of equity. The VIE and the shareholders of the VIE covenant that, without Dada Glory’s prior written consent, they will not, among other things, (i) supplement, change or amend the VIE’s articles of association and bylaws, (ii) increase or decrease the VIE’s registered capital or change its structure of registered capital, (iii) create any pledge or encumbrance on their equity interests in the VIE, other than those created under the equity interest pledge agreement, (iv) sell, transfer, mortgage, or dispose of their legal or beneficial interests in and any assets of the VIE and any legal or beneficial interests, (v) enter into any material contract by the VIE, except in the ordinary course of business, or (vi) merge or consolidate the VIE with any other entity. The exclusive option agreement has an initial term of ten years, and at the end of the initial term shall be renewed for a further term as specified by Dada Glory or terminated by Dada Glory in its sole discretion.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.2 Basis of consolidation (Continued)

VIE Arrangements (Continued)

Powers of Attorney

Pursuant to the power of attorney, each of the shareholders of the VIE has executed a power of attorney to irrevocably authorize Dada Glory, or any person designated by Dada Glory, to act as its attorney-in-fact to exercise all of its rights as a shareholder of the VIE, including, but not limited to, the right to propose, convene and attend shareholders’ meetings, (ii) vote on any resolution on behalf of the shareholders that require the shareholders to vote under PRC law and the VIE’s articles of association, such as the sale, transfer, pledge and disposal of all or part of a shareholder’s equity interest in the VIE, and designate and appoint the VIE’s legal representative, director, supervisor, chief executive officer and other senior management members on behalf of the shareholders. The powers of attorney will remain effective until such shareholder ceases to be a shareholder of the VIE or otherwise instructed by Dada Glory.

U.S. GAAP provides guidance on the identification of VIE and financial reporting for entities over which control is achieved through means other than voting interests. The Group evaluates each of its interests in an entity to determine whether the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affect the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

The irrevocable powers of attorney described above have conveyed all shareholder rights held by the VIE’s shareholders to Dada Glory, including the right to appoint board members who nominate the general managers of the VIE to conduct day-to-day management of the VIE’s businesses, and to approve significant transactions of the VIE. The exclusive option agreements provide Dada Glory with a substantive kick-out right of the VIE shareholders through an exclusive option to purchase all or any part of the shareholders’ equity interest in the VIE at the lowest price permitted under the PRC laws then in effect. In addition, through the exclusive business cooperation agreement, Dada Glory has established the right to receive benefits from the VIE that could potentially be significant to the VIE, and through the share pledge agreement, Dada Glory has, in substance, an obligation to absorb losses of the VIE that could potentially be significant to the VIE. As these contractual arrangements allow the Group to effectively control the VIE and to derive substantially all of the economic benefits from it, the Group has consolidated the VIE.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements amongst Dada Glory, Shanghai Qusheng and their respective shareholders are in compliance with PRC law and are legally enforceable. The shareholders of Shanghai Qusheng are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, Shanghai Qusheng and their shareholders may fail to take certain actions required for the Company’s business or to follow the Company’s instructions despite their contractual obligations to do so. Furthermore, if Shanghai Qusheng or their shareholders do not act in the best interests of the Company under the contractual arrangements and any dispute relating to these contractual arrangements remains unresolved, the Company will have to enforce its rights under these contractual arrangements through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. All of these contractual arrangements are governed by PRC law and provided for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements, which may make it difficult to exert effective control over Shanghai Qusheng, and its ability to conduct the Company’s business may be adversely affected.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.2 Basis of consolidation (Continued)

VIE Arrangements (Continued)

The following amounts and balances of the consolidated VIE were included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions:

	As of December 31,
	2019	2020
	RMB	RMB
Cash and cash equivalents	36	512
Short-term investments	337	—
Accounts receivable, net	—	367
Amount due from related parties	—	1,956
Prepayments and other current assets	3,607	6,851
Property and equipment, net	32	461
Intangible assets, net	14,018	12,774
Operating lease right-of-use assets	—	2,255

Total assets	18,030	25,176

Payable to riders and drivers	—	1,313
Amount due to related parties	—	32
Accrued expenses and other current liabilities	8,664	13,885
Current operating lease liabilities	—	830
Non-current operating lease liabilities	—	1,053

Total liabilities	8,664	17,113

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net revenues	6,621	3,183	3,293
Net loss	(15,263)	(38,674)	(49,741)
Net cash (used in)/provided by operating activities	(925)	14,612	535
Net cash used in investing activities	—	(14,604)	(59)

The VIE contributed approximately 0.3%, 0.1% and 0.1% of the Group’s consolidated net revenues for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2019 and 2020, the VIE accounted for approximately 0.4% and 0.3% of the consolidated total assets, and approximately 1.0% and 0.7% of the consolidated total liabilities, respectively.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Group or its subsidiaries to provide financial support to the VIE. However, if the VIE was ever to need financial support, the Group or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

The Group believes that there are no assets held in the consolidated VIE that can be used only to settle obligations of the VIE, except for paid-in capital, additional paid-in capital (“APIC”) and the PRC statutory reserves. As the consolidated VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Group for any of the liabilities of the consolidated VIE.

Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of their paid-in capital, APIC and PRC statutory reserve, to the Group in the form of loans and advances or cash dividends.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.3 Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Group’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Group to revise its estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include the useful lives of property and equipment and intangible assets, assumptions used to measure the impairment of goodwill, property and equipment and intangible assets, assumptions impacting the valuation of ordinary shares and share options, and realization of deferred tax assets.

2.4 Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company is the United States dollar (“US$” or “USD”). The functional currency of the Company’s subsidiaries, VIE and VIE’s subsidiaries is RMB or USD as determined based on the economic facts and circumstances.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. The resulting exchange differences are included in the comprehensive loss.

Assets and liabilities of the Company and its subsidiaries with functional currency other than RMB are translated into RMB at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates during the fiscal year. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as accumulated other comprehensive loss.

2.5 Convenience translation

The Group’s business is primarily conducted in PRC and almost all of its revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into USD using the then current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into USD as of and for the year ended December 31, 2020 are solely for the convenience of the readers outside PRC and were calculated at the rate of US$1.00=RMB6.525 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2020, or at any other rate.

2.6 Cash and cash equivalents

Cash and cash equivalents primarily consist of cash on hand and cash in bank which is highly liquid and unrestricted as to withdrawal and use.

2.7 Restricted cash

The Group’s restricted cash mainly represents cash received from consumers and reserved in bank supervised accounts for payments to retailers on the on-demand retail platform.

2.8 Short-term investments

Short-term investments include (i) wealth management products issued by commercial banks or other financial institutions with non-guaranteed principal and variable interest rates indexed to the performance of underlying assets within one year; (ii) time deposits with original maturities longer than three months but less than one year. The Group classifies wealth management products as trading securities given the securities are purchased for the purpose of selling them in the near term. Changes in fair values of wealth management products are included in interest income in the consolidated statements of operations and comprehensive loss.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.9 Accounts receivable, net

Accounts receivable mainly consists of amount due from the Group’s customers, which is recorded net of allowance for doubtful accounts. The Group performs ongoing credit evaluation of its customers, and assesses allowance for doubtful accounts based on the age of the receivables and factors surrounding the credit risk of specific customers.

2.10 Inventories, net

Inventories, consisting of products available for sale, are stated at the lower of cost or market value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated market value due to slow-moving merchandise and damaged goods, which is determined based upon factors such as historical and forecasted consumer demand, and promotional environment.

2.11 Property and equipment, net

Property and equipment is stated at cost less accumulated depreciation and impairment. Property and equipment is depreciated at rates sufficient to write off its costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful lives
Computer equipment	3 years
Office facilities	3-5 years
Vehicles	8 years
Software	3-5 years
Leasehold improvement	Over the shorter of the expected useful life or the lease term

Repairs and maintenance costs are charged to operating expenses as incurred, whereas the costs of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the other operating income or expenses of consolidated statements of operations and comprehensive loss.

2.12 Intangible assets, net

Intangible assets purchased are recognized and measured at cost upon acquisition. Intangible assets arising from the Group’s acquisition of JDDJ business from JD.com, Inc. (“JD”) including Business Cooperation Agreement (“BCA”), Non-Compete Commitment (“NCC”), technology, trademark and domain name are recognized and measured at fair value based on a valuation upon acquisition. The Group made estimates and judgments in determining the fair value of JDDJ business, BCA and NCC with assistance from an independent valuation firm. Following the initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The identifiable intangible assets acquired are amortized on a straight-line basis over the respective useful lives as follows:

Category	Amortization Years
BCA	7
NCC	7
Technology	3.7
Trademark and Domain Name	9-9.7

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.13 Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisition of JDDJ business from JD occurred in 2016 and there is no change to the carrying amount of goodwill for the years ended December 31, 2019 and 2020. Goodwill is not amortized but is reviewed at least annually for impairment or earlier, if any indication of impairment exists.

In evaluation of goodwill impairment, the Group performs a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Prior to January 1, 2020, based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the Group performed a two-step test to determine the amount of goodwill impairment. In Step 1, the Group compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the Group performs Step 2 and compares the implied fair value of goodwill with the carrying amount of that goodwill for that reporting unit. An impairment charge equals to the amount by which the carrying amount of goodwill for the reporting unit exceeds the implied fair value of that goodwill is recorded, limited to the amount of goodwill allocated to that reporting unit. Starting from January 1, 2020, the Group adopted ASU 2017-04, which simplifies the accounting for goodwill impairment by eliminating Step 2 from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step 2 to measure the impairment loss.

The Group has determined it has only one reporting unit and applied quantitative assessment in its annual goodwill impairment analysis as of December 31 of each year. No goodwill impairment was recorded for 2018, 2019 and 2020 as the fair value of the reporting unit significantly exceeded its carrying value at each assessment date.

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

2.14 Other non-current assets

Other non-current assets mainly consist of long-term lease deposits, a convertible loan to a private company, and equity investments without readily determinable fair values. Beginning on January 1, 2018, the Group’s equity investments without readily determinable fair values, which do not qualify for NAV practical expedient and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of Accounting Standards Update (“ASU”) 2016-01 (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus and minus changes resulting from observable price changes in orderly transactions for identical or similar investments. The Group recognized RMB3,432 and RMB2,000 of impairment losses to write off a loan receivable and an equity investment without a readily determinable fair value, respectively, for the year ended December 31, 2018.

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.15 Fair value measurement

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it transacts and considers assumptions that market participants use when pricing the asset or liability.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach, (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities.

The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

2.16 Revenue recognition

The Group derives its revenues principally from merchants’, individual senders’ and retailers’ use of the Group’s core platforms in connection with on-demand retail platform services and on-demand delivery services. Revenue is stated net of value added tax (“VAT”), discounts and return allowances.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.16 Revenue recognition (Continued)

Services

The Group arranges for on-demand delivery services to be provided through Dada Now platform where it assists the customer, a merchant or an individual sender, in finding a rider to complete a delivery requested by the customer. The Group concludes that it acts as an agent in these transactions as it is not responsible for fulfilling the promise to provide the delivery services, nor does the Group have the ability to control the related services. The Group does not have the ability to control the services provided by riders due to the following: (i) the Group does not pre-purchase or otherwise obtain control of the riders’ services prior to their transfer to the customers; (ii) the Group does not guarantee an order could be taken by a rider; (iii) the Group cannot direct the riders to accept, decline or disregard a transaction request and (iv) the Group’s platform services do not include the delivery services provided to the customers by the riders. The service fee earned by the Group is the difference between the amount paid by the customer based on an upfront quoted fare and the amount earned by the rider based on expected delivery time, distance and other factors, which are both fixed at the time a transaction is entered into with a customer. The Group may record a loss from a transaction when an upfront quoted fare offered to the customer is less than the amount the Group is committed to paying to the rider. The revenue is recognized on a net basis at the point of delivery of merchandise. The loss on this type of transactions is recorded in operations and support costs in the consolidated statements of operations and comprehensive loss, as it is not related to any other current, previous or future transactions with the customer and in substance, is an expense paid to the rider. The losses included in operations and support costs were RMB133,241, RMB96,131 and RMB76,989 for the years ended December 31, 2018, 2019 and 2020, respectively.

The Group also provides on-demand retail platform services on JDDJ platform. The service revenues primarily consist of commission fees charged to retailers for participating in the Group’s online marketplace, where the Group acts as an agent and its performance obligation is to facilitate the retailers’ online sales of their goods and services through JDDJ. The Group is not primarily obligated to the consumers, does not take inventory risk, and does not have latitude over pricing of the merchandise. Upon successful sales, the Group charges the retailer a fixed rate commission fee based on the sales amount. Commission fee revenues are recognized on a net basis at the point of delivery of merchandise.

In addition, the Group fulfills the delivery needs of retailers on JDDJ and other business customers on Dada Now by utilizing the Group’s network of registered riders on Dada Now. Under this type of services, the Group enters into agreements with retailers and other business customers, which enforce the Group’s acceptance of all the related delivery requests at the prices stipulated in the agreements. The Group has determined that it acts as the principal in these transactions as the Group is primarily responsible for the delivery of merchandise and has the ability to control the related services. The Group has the ability to control the services provided by riders as it is responsible for and guarantees identifying and directing riders that meet the quality criteria stipulated in the agreements to complete the deliveries requested by retailers or other business customers. Additionally, the Group has ultimate control over the amounts charged to the customers. Although in this type of services, the riders still have the ability to accept, decline or disregard a delivery assignment, it is the Group’s responsibility to find a replacement and complete the delivery timely. Revenues resulting from these services are recognized on a gross basis at a fixed rate or a pre-determined amount for each completed delivery, with the amounts paid to the riders recorded in operations and support costs. From September 2020, the Group started to engage truckers to provide freight services to logistics companies or merchants on Dada Now and JDDJ. The Group has determined that it acts as the principal in these freight transactions as it has the ability to control the freight services provided by truckers and primarily responsible for fulfillment of the freight services. The related revenue is included in service revenue under Dada Now as presented in the following table of disaggregation of revenues.

Other services provided by the Group comprise packaging services provided to retailers on JDDJ, online marketing services provided to brand owners on JDDJ, and front-end warehouses services. Revenue is recognized when service is rendered.

Goods Sales

The Group operates its own e-commerce business and sells delivery equipment and other merchandise on Dada Now. The Group also sells merchandise through unmanned retail shelves. Revenue is recognized on a gross basis as the Group is acting as a principal in these transactions, is responsible for fulfilling the promise to provide the specified merchandise and also has pricing discretion. The Group recognizes revenues net of discounts and return allowances when the goods are delivered to the customers.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.16 Revenue recognition (Continued)

Incentive programs

Customer incentives

The Group offers various incentive programs to merchants, individual senders and business customers in the form of coupons or volume-based discounts that are recorded as reduction of revenue as the Group does not receive a distinct good or service in consideration.

Rider incentives

The Group offers various incentive programs to riders, primarily in the form of volume-based incentives. The riders are not the Group’s customers as they do not pay for their use of the Group’s platform in any form. Therefore, for transactions where the Group acts as an agent and recognizes revenue on a net basis, the related rider incentives are recorded as a reduction of revenue. The incentive amount in excess of the related revenue is included in operations and support costs. For transactions where the Group acts as a principal and recognizes revenue on a gross basis, the related rider incentives are included in operations and support costs. For the years ended December 31, 2018, 2019 and 2020, incentives to riders recorded in operations and support costs were RMB223,664, RMB192,243 and RMB143,916, respectively, including incentives attributable to transactions where the Group acts as the principal of RMB155,007, RMB158,763 and RMB114,229, respectively.

Consumer incentives

The consumer incentives are offered to promote the Group’s platform in the form of promotion coupon on the JDDJ, which are valid only during a limited period of time. These incentives are provided at the Group’s discretion and are not contractually required by the retailers. These incentives also do not reduce the overall pricing of the services provided by the Group. As the Group has no performance obligation to consumers who are not the Group’s customers, incentives to consumers are recognized as selling and marketing expenses. For the years ended December 31, 2018, 2019 and 2020, consumer incentives that were recorded as selling and marketing expenses were RMB782,479, RMB937,713 and RMB1,166,032, respectively.

All the incentives granted can be categorized into (i) incentives granted concurrent with a purchase transaction and (ii) incentives granted not concurrent with a purchase transaction. When the incentive is granted concurrent with a purchase transaction, expenses or reduction of revenue are accrued, in the most likely amount to be earned, as the related transactions are recorded. Since such incentives are generally earned over a very short period of time, there is limited uncertainty when estimating the expenses to be accrued or variable consideration to be recorded as a reduction of revenue. When the incentive (i.e., a coupon) is granted not concurrent with a purchase transaction, expenses or reduction of revenue are recognized upon the redemption of such incentive.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.16 Revenue recognition (Continued)

Disaggregation of revenues

For the years ended December 31, 2018, 2019 and 2020, all of the Group’s revenues were generated in the PRC. The disaggregated revenues by revenue streams were as follows:

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Dada Now: (1)
Services	1,062,552	1,954,834	3,377,653
Sales of goods	48,887	41,951	56,925

Subtotal	1,111,439	1,996,785	3,434,578
JDDJ: (2)
Services	754,162	1,102,913	2,305,411

Others: (3)
Services	23,402	—	—
Sales of goods	33,012	—	—

Subtotal	56,414	—	—

Total	1,922,015	3,099,698	5,739,989

Notes:

(1)

Includes net revenue from on-demand delivery services provided through Dada Now, and Dada Now related services such as freight service to logistics companies and merchants on Dada Now and JDDJ, which did not operate through Dada Now.

(2)

Includes net revenues from delivery services provided to retailers on JDDJ of RMB448,014, RMB588,752 and RMB970,697, and commission fee revenues from retailers on JDDJ of RMB225,884, RMB347,870 and RMB687,789 for the years ended December 31, 2018, 2019 and 2020, respectively

(3)	Includes net revenue from front-end warehouses business and unmanned retail shelves businesses which were immaterial and terminated in 2019.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.16 Revenue recognition (Continued)

Contract balances

The remaining unsatisfied performance obligation as of December 31, 2018, 2019 and 2020 was immaterial.

Timing of revenue recognition may differ from the timing of invoicing customers. Accounts receivable represents amounts invoiced and revenues recognized prior to invoicing when the Group has satisfied its performance obligation and has the unconditional right to payment.

The Group receives advance payments from customers pursuant to the agreements with certain customers before the services or products are provided, which is recorded as advance for marketing services or goods sale included in the accrued expenses and other current liabilities on the consolidated balance sheets. The opening and closing balances of the Group’s advances from customers are as follows:

Advances from
Customers
RMB
Opening Balance as of January 1, 2018	331
Increase, net	3,061

Ending Balance as of December 31, 2018	3,392
Increase, net	11,965

Ending Balance as of December 31, 2019	15,357
Increase, net	10,894

Ending Balance as of December 31, 2020	26,251

The opening balances of RMB331, RMB3,392 and RMB15,357 were recognized in the years ended December 31, 2018, 2019 and 2020, respectively.

Practical expedients and exemptions

The Group elects not to disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

2.17 Operations and support

Operations and support costs primarily consist of (i) riders’ and drivers’ remuneration and incentives to fulfil the Group’s delivery orders, (ii) expenses incurred in providing customer and rider care services or the service fee charged by external customer service providers, (iii) expenses charged by outsourced delivery agencies, (iv) transaction fees charged by third-party payment platform, and (v) packaging cost as well as other operations and support costs directly attributed to the Group’s principal operations.

2.18 Selling and marketing

Selling and marketing expenses primarily consist of incentive payments to consumers, advertising and marketing expenses, payroll and related expenses for employees involved in selling and marketing functions, as well as the associated expenses of facilities and equipment, such as depreciation expenses, rental and others. The advertising and marketing expenses amounted to RMB118,829, RMB133,669 and RMB247,858 for the years ended December 31, 2018, 2019 and 2020, respectively.

2.19 Research and development

Research and development expenses primarily consist of technology infrastructure expenses, payroll and related expenses for employees involved in platform development and internal system support, charges for the usage of the server and computer equipment, and editorial content.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.20 Other operating expenses

Other operating expenses primarily consist of purchase price of merchandise sold on Dada Now and through unmanned retail shelves.

2.21 Leases

As a lessee

The Group leases office space and warehouse facilities in different cities in PRC under non-cancellable operating lease agreements that expire at various dates through October 2024. Prior to January 1, 2020, under ASC Topic 840 “Leases” (ASC 840), each lease was classified at the inception date as either a capital lease or an operating lease. All the Group’s leases were classified as operating lease. The Group’s amounts for periods prior to January 1, 2020 have not been adjusted and continue to be reported in accordance with ASC 840.

Effective January 1, 2020, the Group early adopted ASU No. 2016-02 “Leases” (ASC 842) using the modified retrospective approach. The Group elected the transition package of practical expedients permitted within the standard, which allowed it not to reassess initial direct costs, lease classification, or whether the contracts contain or are leases for any leases that existed prior to January 1, 2020. The Group also elected the short-term lease exemption for all contracts with an original lease term of 12 months or less. Upon the adoption, the Group recognized operating lease right of use (“ROU”) assets of RMB125,010 with corresponding lease liabilities of RMB130,127 on the consolidated balance sheets. The operating lease ROU assets include adjustments for prepayments and accrued lease payments. The adoption did not impact the Group’s beginning retained earnings as of January 1, 2020, or the Group’s prior years’ consolidated financial statements.

Under ASC 842, the Group determines whether an arrangement constitutes a lease and records lease liabilities and ROU assets on its consolidated balance sheets at the lease commencement. The Group measures the operating lease liabilities at the commencement date based on the present value of remaining lease payments over the lease term, which is computed using the Group’s incremental borrowing rate, an estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the lease term. The Group measures the operating lease ROU assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing operating lease expense based on lease payments on a straight-line basis over the lease term after the lessor makes the underlying asset available to the Group. Some of the Group’s lease contracts include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group does not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

For the years ended December 31, 2018, 2019 and 2020, the Group incurred operating lease costs amounting to RMB40,519, RMB58,713 and RMB47,915 (excluding RMB13,548 for short-term leases not capitalized as ROU assets), respectively.

Supplemental cash flow information related to operating leases included in operating lease assets and liabilities was as follows:

For the Year Ended
December 31, 2020
RMB
Cash payments	48,890
New operating lease assets obtained in exchange for operating lease liabilities	24,688

As of December 31, 2020, the Group’s operating leases had a weighted average remaining lease term of 3.12 years and a weighted average discount rate of 4.8%.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.21 Leases (Continued)

As a lessee (Continued)

Future lease payments under operating leases, excluding short-term leases not capitalized, as of December 31, 2020 were as follows:

Operating leases
RMB
2021	46,050
2022	31,381
2023	23,813
2024	18,607

Total future lease payments	119,851
Less: imputed interest	(8,589)

Total lease liability balance	111,262

Less: Current operating lease liabilities	41,737
Non-current operating lease liabilities	69,525

The future lease payments for short-term leases not capitalized as ROU assets were RMB2,327 as of December 31, 2020, which will be paid within one year.

As of December 31, 2019, the future minimum lease payments under the Group’s non-cancelable operating lease agreements based on ASC 840 are as follows:

As of December 31, 2019
RMB
2020	49,501
2021	37,812
2022	22,711
2023	17,125
2024 and after	15,440

Total lease commitment	142,589

Sublease

The Group subleases warehouses to its merchants on Dada Now platform under operating leases. Prior to January 1, 2020, under ASC 840, the Group, as a sublessor, accounted for the sublease as operating leases as the Group was not relieved of the primary obligation under the original operating leases. After January 1, 2020, in accordance with ASC 842, since the Group has not been relieved of the primary obligation of the original operating leases, the Group cannot net the sublease income against its lease payment to calculate the lease liability and ROU asset. The Group has recorded, and will continue to record sub-lease income on a straight-line basis over the term of the sublease. For the years ended December 31, 2018, 2019 and 2020, sublease income of the Group was RMB2,814, RMB13,108, and RMB16,086, respectively, which was included in net revenues in the consolidated statements of operations and comprehensive loss.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.22 Share-based compensation

The Group accounts for share options granted to employees in accordance with ASC 718, “Stock Compensation”. The Group grants options and restricted share units to the Group’s employees, directors, and consultants. In accordance with the guidance, the Group determines whether a share-based compensation should be classified and accounted for as a liability award or an equity award.

Options and restricted share units granted to employees, including directors, vest upon satisfaction of a service condition, which is generally satisfied over four years, and are measured at fair value as of the grant date.

Options granted to non-employees with a service condition are accounted for based on the fair value of the equity instrument issued, as this has been determined to be more reliably measurable. Prior to January 1, 2019, the Group accounted for share-based awards issued to non-employees in accordance with ASC 505-50, “Equity-Based Payments to Non-Employees”, under which the fair value of each option granted to non-employees was estimated on the date of grant using the same option valuation model used for options granted to employees, and then re-measured at each period end. The final measurement date of the fair value of the equity instrument issued was the date on which the non-employee’s performance was completed. On January 1, 2019, the Group adopted ASU 2018-07, “Compensation-Stock Compensation (Topic 718), Improvements to Non-employee Share-Based Payment Accounting”, under which the accounting treatment of the stock compensation payments to non-employees is aligned with the requirements for share-based payments granted to employees. Upon adoption, only liability-classified awards that have not been settled and equity-classified awards for which a measurement date has not been established should be remeasured through a cumulative-effect adjustment to retained earnings as of January 1, 2019. The adoption of this new standard did not have a material impact on the Group’s consolidated financial statements. Therefore, no cumulative-effect adjustment to retained earnings as of January 1, 2019 was made.

Additionally, the Group’s incentive plan provides an exercisability clause where employees or non-employees can only exercise vested options upon the occurrence of the event that the Group’s ordinary shares are publicly traded. The satisfaction of the performance condition becomes probable only upon the completion of the Group’s initial public offering (“IPO”). Therefore, with the Company’s completion of IPO in June 2020, the Group has recorded the cumulative share-based compensation expenses for these options.

According to ASC 718, a change in any of the terms or conditions of equity-based awards shall be accounted for as a modification of the award. Therefore, the Group calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified. For vested options, the Group would recognize incremental compensation cost on the date of modification and for unvested options, the Group would recognize, prospectively and over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award.

2.23 Loss per share

Basic loss per share are computed by dividing net loss available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

The Company’s convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. Accordingly, the Group uses the two-class method of computing earnings per share, whereby undistributed net income is allocated on a pro rata basis to each participating share to the extent that each class may share net income for the period. Undistributed net loss is not allocated to preferred shares because they are not contractually obligated to participate in the loss of the Group.

Diluted loss per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had convertible redeemable preferred shares, share options, restricted share units and warrants, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted loss per share, the effect of the convertible redeemable preferred shares is computed using the as-if-converted method; the effect of the stock options, restricted share units and warrant are computed using the treasury stock method.

2.24 Government grants

Government grants are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support the Group’s ongoing operations in the region. The grants are determined at the discretion of the relevant government authorities and there are no restrictions on their use. The government grants were RMB18,822, RMB72,660 and RMB58,520 for the years ended December 31, 2018, 2019 and 2020, respectively, which were recorded as other operating income in the period the cash is received.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.25 Taxation

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the consolidated statements of operations and comprehensive loss in the period of the enactment of the change.

2.26 Segment reporting

The Group uses management approach to determine operating segment. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions in allocation of resource and assessing performance.

The Group’s CODM has been identified as the chief executive officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single operating segment.

The Group’s long-lived assets are all located in the PRC and all of the Group’s revenues are derived from the PRC. Therefore, no geographic information is presented.

2.27 Comprehensive loss

Comprehensive loss is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive loss is reported in the consolidated statements of operations and comprehensive loss. Accumulated other comprehensive loss, as presented in the accompanying consolidated balance sheets, represents accumulated foreign currency translation adjustments.

2.28 Recent accounting pronouncements

New accounting pronouncements recently adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on their balance sheet for all leases with terms beyond twelve months. Effective January 1, 2020, the Group early adopted the requirements of this ASU using the modified retrospective approach with comparative periods continuing to be reported under Topic 840. See Note 2.21 for disclosures required by this ASU.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350), which simplifies the subsequent measurement of goodwill by removing the second step of the two-step impairment test. The amendment requires an entity to perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. A goodwill impairment will be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The Group early adopted this ASU on January 1, 2020 and the adoption of this ASU did not have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The Group adopted this ASU on January 1, 2020 and the adoption of this ASU did not have a material impact on its consolidated financial statements.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.28 Recent accounting pronouncements (Continued)

New accounting pronouncements recently adopted (Continued)

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), which amends two aspects of the related-party guidance in ASC 810. Specifically, the ASU (1) adds an elective private-company scope exception to the variable interest entity guidance for entities under common control, and (2) amends the guidance for determining whether a decision-making fee is a variable interest. The amendments require organizations to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety (as currently required in GAAP). The Group early adopted this ASU on January 1, 2020 and the adoption of this ASU does not have a material impact on its consolidated financial statements.

New accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU 2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments. This ASU provides more useful information about expected credit losses to financial statement users and changes how entities will measure credit losses on financial instruments and timing of when such losses should be recognized. The ASU is effective for the Group for fiscal years beginning after December 15, 2022, including interim periods within that fiscal year. Early adoption is permitted. In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief. This update adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. The updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified retrospective approach). The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

3.	FAIR VALUE MEASUREMENTS

The Group’s financial instruments mainly include cash and cash equivalent, restricted cash, short-term investments, accounts receivable, prepayments and other current assets, amount due from and due to related parties, long-term time deposit, accounts payable, short-term loan, payable to riders and drivers, and notes payable. The carrying amounts of these short-term financial instruments approximate their fair value due to their short-term nature. The carrying values of long-term time deposits approximate their fair values as their interest rates are comparable to the prevailing interest rates in the market.

As of December 31, 2019 and 2020, the Group’s wealth management products that are measured at fair value on a recurring basis subsequent to their initial recognition amounted to RMB242,567 and RMB470,000, respectively. The fair values of wealth management products are measured based on market-based redemption prices which are level 2 inputs provided by the bank that sells such wealth management products. The gains from the change in fair values of wealth management products recorded in interest income in consolidated statements of operations and comprehensive loss are RMB12,263, RMB6,928, and RMB7,855 for the years ended December 31, 2018, 2019 and 2020, respectively.

Certain non-financial assets are measured at fair value on a nonrecurring basis, including property and equipment, operating lease right-of-use assets, goodwill and intangible assets and they are recorded at fair value only when impairment is recognized by applying unobservable inputs such as forecasted financial performance and discount rate to the discounted cash flow valuation methodology. During the year ended December 31, 2018, the Group terminated its unmanned retail shelves business and wrote off the related property and equipment of RMB8,481. The Group did not recognize any impairment of property and equipment during the years ended December 31, 2019 and 2020.

4.	SHORT-TERM INVESTMENT

	As of December 31,
	2019	2020
	RMB	RMB
Wealth management products	242,567	470,000
Time deposits	714,803	300,000

Total	957,370	770,000

5.	PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2019	2020
	RMB	RMB
Funds receivable from third party mobile and online payment platforms	39,080	51,370
Advance to suppliers mainly for cloud computing service	24,045	32,120
VAT receivable	6,334	32,031
Interest receivable	10,761	27,168
Prepaid interest expense	—	10,082
Deposits mainly for lease of premises	9,046	3,676
Other receivables	11,088	19,145

Prepayments and other current assets	100,354	175,592

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment and its related accumulated depreciation are as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Office facilities	4,256	4,864
Software	9,289	15,871
Computer equipment	12,679	10,492
Vehicles	21	1,186
Leasehold improvement	37,896	46,513

Total cost	64,141	78,926
Less: Accumulated depreciation	(22,097)	(39,286)

Property and equipment, net	42,044	39,640

Depreciation expenses related to property and equipment were RMB10,380, RMB7,390 and RMB17,189 for the years ended December 31, 2018, 2019 and 2020, respectively.

7.	INTANGIBLE ASSETS, NET

Gross carrying amount, accumulated amortization and net book value of the intangible assets are as follows:

	As of December 31,
	2019	2020
	RMB	RMB
BCA	467,229	437,003
NCC	581,645	544,018
Trademark and domain name	338,920	339,471
Technology	96,000	96,000
Less: Accumulated amortization	(767,917)	(908,528)

Intangible assets, net	715,877	507,964

Amortization expenses related to intangible assets were RMB201, 861, RMB208,274 and RMB184,083 for the years ended December 31, 2018, 2019 and 2020, respectively.

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Future Amortization Expense
RMB
For the years ending December 31,
2021	176,519
2022	176,519
2023	79,771
2024	35,267
2025 and thereafter	39,888

Total	507,964

8.	SHORT-TERM LOAN

	As of December 31,
	2019	2020
	RMB	RMB
Short-term bank borrowings	—	600,000

The Group borrowed short-term loans with a total amount of RMB600,000 as of December 31, 2020. The weighted average interest rate is 3.09%. The borrowings have maturities ranging from six months to one year. RMB400,000 of short-term loans were collateralized by RMB400,000 of long-term time deposits.

The interest expense incurred for the above mentioned loans for the year ended December 31, 2020 amounted to RMB11,830.

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2019	2020
	RMB	RMB
Tax payables	20,591	205,303
Payables to retailers on JDDJ(1)	85,452	168,484
Salaries and welfare payables	87,137	111,344
Proceeds payable to employees in connection with their sale of ordinary shares	—	110,103
Accrued marketing expenses for JDDJ	34,918	73,313
Deposits from retailers and outsourced agencies	24,596	44,751
Advance for delivery service(2)	33,371	29,604
Advance for online marketing services	14,021	24,816
Others	66,199	47,273

Total	366,285	814,991

Notes:

(1)	Payables to retailers on JDDJ represent cash collected on behalf of retailers for goods sold through JDDJ.
(2)	Advance for delivery service represents the prepayments for on-demand delivery services. The amount is refundable if no service is provided.

10.	SHARE-BASED COMPENSATION

In February 2015, the Group adopted the 2015 Incentive Compensation Plan (“2015 Plan”), which permits the granting of share options, restricted share units and other equity incentives to employees, directors and consultants of the Group. The 2015 plan administrator is the Group’s board of directors. The board may also authorize one or more of the Group’s officers to grant awards under the plan. The Group has authorized 61,605,996 ordinary shares for issuance under the 2015 Plan. The options expire in ten years from the date of grant.

In June 2020, the Group adopted the 2020 Incentive Compensation Plan (“2020 Plan”), which permits the granting of share options, restricted share units and other equity incentives to employees, directors and consultants of the Group. The 2020 plan administrator is the Group’s board of directors. The board may also authorize one or more of the Group’s officers to grant awards under the plan. The Group has authorized 45,765,386 ordinary shares for issuance under the 2020 Plan. The options expire in ten years from the date of grant.

Under the 2015 Plan and 2020 Plan, options granted to employees vest upon satisfaction of a service condition, which is generally satisfied over four years. Additionally, the 2015 Plan includes a condition where employees can only exercise vested options upon the occurrence of the Company’s ordinary shares becoming listed securities, which substantially creates a performance condition (“IPO Condition”) that had not been met prior to the Company’s IPO. Therefore, the stock compensation expenses related to those options were not recognized until June 5, 2020. The Group recognized RMB131,344 of stock-based compensation expenses for the year ended December 31, 2020.

Under the 2015 Plan, options granted to non-employees are also subject to a four-year service period and the IPO condition. Therefore, the Group did not recognize any stock-based compensation expenses related to such non-employee options until June 2020. The Group recognized RMB34,285 of stock-based compensation expenses for the year ended December 31, 2020. The Group did not grant any share options to non-employees in 2018, 2019 and 2020.

The Group adopted ASU 2018-07 on January 1, 2019 and the stock-based compensation expense for non-employee grants for which a measurement date had not been established was remeasured based on the estimated fair value of the Company’s ordinary share of US$2.26 on January 1, 2019.

In determining the fair value of the stock options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the respective grant dates in 2018, 2019 and 2020 were as follows:

	As of December 31,
	2018		2019		2020
	RMB		RMB		RMB
Expected volatility		36%~38%		37%~40%		37%~41%
Risk-free interest rate (per annum)		3.5%~3.7%		2.4%~3.6%		1.7%~2.3%
Exercise multiples		2.2		2.2		2.2
Expected dividend yield		0.00%		0.00%		0.00%
Fair value of underlying ordinary shares	US$	2.01~2.26	US$	2.26~3.87	US$	4.08~5.79
Fair value of share option	US$	1.35~1.59	US$	1.59~3.14	US$	3.32~5.03

The Group estimated expected volatility by reference to the historical price volatilities of ordinary shares of comparable companies over a period close to the contract term of the options. The Group estimated the risk-free interest rate based on the yield to maturity of U.S. government bonds at grant date with a maturity period close to the contract term of options, adjusted by country risk differential between U.S. and China. As the Group has very limited option exercise history, it estimated exercise multiples based on empirical research on typical employee stock option exercising behavior. The dividend yield was estimated as zero based on the plan to retain profit for corporate expansion and no dividend will be distributed in the near future. Prior to the completion of IPO, the Group determined the fair value of ordinary shares underlying each share option grant based on estimated equity value and allocation of it to each element of its capital structure. The assumptions used in share-based compensation expenses recognition represent the Group’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. After IPO, the Company has used the closing price of ordinary shares on the grant date as the fair value of ordinary share. The Group elects to recognize forfeitures when they occur.

10.	SHARE-BASED COMPENSATION (CONTINUED)

The following table summarized the Group’s share option activities under the Option Plans:

		Weighted	Weighted	Weighted
		Average	Average	Average	Aggregate
	Number	Exercise	Remaining	Grant Date	Intrinsic
	of Options	Price	Contract Life (years)	Fair Value	Value
		US$		US$	US$
Outstanding at January 1, 2020	39,143,483	0.33	6.32	0.74	138,520
Granted	4,936,000	0.80		4.19
Exercised	(6,583,436)	0.16		0.35
Forfeited	(916,799)	0.80		2.64

Outstanding at December 31, 2020	36,579,248	0.37	5.63	1.13	318,660

Expect to vest at December 31, 2020	9,445,896	0.80	8.68	3.22	78,637
Exercisable at December 31, 2020	27,133,352	0.28	4.94	0.59	240,023

As of December 31, 2020, there was RMB163,060 of total unrecognized compensation expense related to options, which is expected to be recognized over a weighted-average period of 2.63 years.

10.	SHARE-BASED COMPENSATION (CONTINUED)

Restricted share units

On January 20, 2020, the Group granted 15,836,326 restricted share units to employees and non-employees subject to vesting schedules of one year, four years or six years under the 2015 Plan. The estimated fair value on the grant date of each restricted share unit was US$4.08 (RMB26.62).

On June 5, 2020, the Group granted 100,000 restricted share units to employees, subject to a four-year service vesting schedule under the 2015 Plan. The estimated fair value on the grant date of each restricted share unit was US$4.00 (RMB26.10).

On October 1, 2020, the Group granted 2,059,300 restricted share units to employees, subject to a four-year service vesting schedule under the 2020 Plan. The estimated fair value on the grant date of each restricted share unit was US$6.49 (RMB42.35).

The following table summarized the Group’s restricted share unit activities under the 2015 and 2020 Plan:

	Number of	Weighted Average
	Restricted Share Units	Grant Date Fair Value
		US$
Unvested at December 31, 2019	2,187,500	2.26
Granted	17,995,626	4.36
Vested	(3,750,000)	3.72
Forfeited	(30,000)	6.49

Unvested at December 31, 2020	16,403,126	4.22

Expected to vest at December 31, 2020	16,403,126	4.22

Restricted share units granted to employees and non-employees are measured based on the closing price of ordinary shares on the grant date and recognized as compensation cost on a straight-line basis over the requisite service period. Total share-based compensation expenses recognized for these restricted share units in 2018, 2019 and 2020 were RMB26,197, RMB38,272 and RMB185,138, respectively. As of December 31, 2020, there were RMB368,252 of unrecognized compensation expenses related to unvested restricted share units which is expected to be recognized over a weighted-average period of 3.98 years.

JD’s Share Incentive Plan (the “JD Employee Awards”)

On April 26, 2016, the Group consummated the acquisition of JDDJ business from JD. The acquisition involved the transfer of certain employees from JD to the Group. These employees were granted with unvested restricted share units by JD (the “JD Employee Awards”) when they were employed by JD. The JD Employee Awards which are generally vested annually over six years continued in effect after the acquisition for the employees transferred to the Group, provided that these employees continue their employment with the Group or any subsidiaries of JD.

The Group recognizes the entire cost of JD Employee Awards incurred by JD, the Group’s shareholder, as compensation cost with a corresponding amount as a capital contribution according to ASC 505-10-25-3. Prior to January 1, 2019, the Group re-measured the awards at a fair-value-based amount as of the end of each reporting period until performance was completed. On January 1, 2019, the Group adopted ASU 2018-07, under which the stock-based compensation for which a measurement date had not been established was re-measured based on the fair value of the JD’s ordinary share of US$20.93 on January 1, 2019. The share-based compensation amounts related to JD’s share were RMB15,195, RMB12,896 and RMB9,311 for the years ended December 31, 2018, 2019 and 2020, respectively. The total amount of unrecognized compensation expenses based on the fair value of unvested restricted share units as of December 31, 2020 was RMB12,489, and is expected to be recognized over a weighted-average period of 1.42 years.

10. SHARE-BASED COMPENSATION (CONTINUED)

JD’s Share Incentive Plan (the “JD Employee Awards”) (Continued)

	Number of Restricted Share Units	Weighted Average Fair Value
		US$
Unvested at January 1, 2020	150,085	20.93
Vested	(64,525)	20.93

Unvested at December 31, 2020	85,560	20.93

Expected to vest at December 31, 2020	85,560	20.93

11. CONVERTIBLE REDEEMABLE PREFERRED SHARES

As of December 31, 2019, a summary of convertible redeemable preferred shares are as follows:

Series	Average Issue Price per Share	Issuance Date	Shares Issued	Shares Outstanding	Proceeds from Issuance, net of Issuance Costs	Carrying/ Redemption Amount
	US$				US$	RMB
A	0.2307	11/11/2014	77,000,000	77,000,000	1,777	16,606
B	0.5881	13/02/2015	37,748,300	37,748,300	22,200	203,810
C	2.1451	22/05/2015	44,286,448	44,286,448	95,000	850,436
D	4.1874	23/09/2015	58,508,525	58,508,525	245,000	2,198,698
D	4.1874	05/04/2016	5,492,637	5,492,637	23,000	200,260
E	4.2787	26/04/2016	46,743,137	46,743,137	198,378	1,733,692
E	4.2787	20/10/2016	11,685,784	11,685,784	50,000	432,535
E	4.2787	28/12/2017	35,151,665	35,151,665	150,403	1,153,636
F	4.2787	08/08/2018	116,857,842	116,857,842	498,582	3,803,353

			433,474,338	433,474,338	1,284,340	10,593,026

No convertible redeemable preferred shares were issued in 2020.

11. CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

The key terms of the Series A, B, C, D, E and F convertible redeemable preferred shares are as follows:

Conversion

Each holder of preferred shares shall have the right, at such holder’s sole discretion, to convert all or any portion of the preferred shares into ordinary shares on a one-for-one basis at any time. The initial conversion price is the issuance price of preferred shares, subject to adjustment in the event of (1) stock splits, share combinations, share dividends and distribution, recapitalizations and similar events, and (2) issuance of new securities at a price per share less than the conversion price in effect on the date of or immediately prior to such issuance. In that case, the conversion price shall be reduced concurrently to the subscription price of such issuance. Additionally, the Series E conversion price shall be reduced, upon the earlier to occur of: (i) January 1, 2018 and (ii) the Company raising gross proceeds of at least US$100,000 in the aggregate through next equity financing (taking into account all closings of such financing if there is more than one closing).

Each preferred share shall automatically be converted by way of repurchase of such preferred share and the issuance of the corresponding number of ordinary shares, based on the then applicable effective conversion price, upon the earlier of (i) the closing of a qualified IPO and (ii) the date specified by written consent or agreement of, collectively and each voting as a separate class, the holders holding a majority of the then outstanding preferred shares.

Redemption

At any time after the earliest of (i) the fifth (5th) anniversary of August 08, 2018, if a qualified IPO has not been consummated by then, (ii) the date that the Company and the Founder are engaged in any material fraudulent activities aiming at the holders of preferred shares, (iii) any important license, permit or government approvals necessary for the business of any group being suspended, rejected to be issued or renewed or revoked, to the extent that the Company’s main business is materially and adversely affected as a result of such suspension, rejection or revocation, (iv) the validity, legality or enforceability of the VIE documents being outlawed by the PRC law, and (v) the date that any governmental authority prohibits any group from distributing all or any part of its distributable earnings or cash or other assets thereof to an offshore shareholder of any Company’s subsidiaries, the Company shall, at the written request of any holder of the preferred shares, redeem the preferred shares at a price equal to one hundred percent (100%) of the issue price with an eight percent (8%) compound per annum return (if the period is less than one year, such return shall be calculated pro rata) calculating from the applicable issue date to the redemption price payment date, plus any accrued but unpaid dividends on such share and shall be exclusive of any liquidity or minority ownership discount, with payment on the twentieth (20th) business day after the date of written request by the holders of preferred shares.

In the case of the Series E Preferred Shares and the Series F Preferred Shares owned by Azure Holdings S.a.r.l. (“Walmart”), without limitation of any other rights of redemption of the Series E Preferred Shares or Series F Preferred Shares hereunder, in the event of an uncured key breach by any Company’s subsidiaries of the Revised Business Cooperation Agreement as determined in the Redemption Condition, so long as the redemption conditions are satisfied, the Company shall, at the written request of Walmart, redeem all or part of the outstanding Preferred Shares held by Walmart and/or its Affiliates, at a price per Preferred Share equal to one hundred percent (100%) of the applicable Series E issue price or one hundred percent (100%) of the applicable Series F issue price, plus any accrued but unpaid dividends on such share and shall be exclusive of any liquidity or minority ownership discount, with payment on the twentieth (20th) business day after the date of written request by Walmart.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, all assets and funds of the Company legally available for distribution to the members (after satisfaction of all creditors’ claims and claims that may be preferred by law) shall be distributed to the members of the Company as follows:

(1)

Amount to one hundred percent (100%) of Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares holder (collectively, the “Senior Preferred Shares”), plus all declared but unpaid dividends on such Senior Preferred Shares. If the assets and funds thus distributed among the holders of the Senior Preferred Shares shall be insufficient to permit the payment to such holders of the full Series B, Series C, Series D, Series E and Series F Preference Amount (collectively, the “Senior Preference Amount”), then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Senior Preferred Shares in proportion to the aggregate Senior Preference Amount each such holder is otherwise entitled to receive pursuant to this term;

(2)

If there are any assets or funds remaining after distribution according to above term (1), the holders of the Series A Preferred Shares shall be entitled to receive for each Series A Preferred Share held by such holder, on parity with each other and prior and in preference to any distribution of any of the assets or funds of the Company to the holders of the ordinary shares by reason of their ownership of such shares, the amount equal to one hundred percent (100%) of the Series A issue price (“Series A Preference Amount”). If the assets and funds thus distributed among the holders of the Series A Preferred Shares shall be insufficient to permit the payment to such holders of the full Series A Preference Amount, then the entire assets and funds of the Company legally available for distribution to the Series A Preferred Shares shall be distributed ratably among the holders of the Series A Preferred Shares in proportion to the aggregate Series A Preference Amount each such holder is otherwise entitled to receive pursuant to this term;

(3)

If there are any assets or funds remaining after the aggregate Senior Preference Amount and the aggregate Series A Preference Amount has been distributed or paid in full to the applicable holders of Preferred Shares pursuant to term (1) and (2), the remaining assets and funds of the Company available for distribution to the members shall be ratably distributed among all members according to the relative number of ordinary shares held by such member (including the holders of the Series A Preferred Shares, the Series B Preferred Shares, the Series C Preferred Shares, the Series D Preferred Shares, the Series E Preferred Shares and the Series F Preferred Shares).

Dividends

(1)

Each holder of a Preferred Share shall be entitled to receive noncumulative dividend at the rate of eight percent (8%) of the applicable Series A issue price, Series B issue price, Series C issue price, Series D issue price, Series E issue price or Series F issue price as the case may be, per annum for each such share held by such holder, payable out of funds or assets when and as such funds or assets become legally available therefore on parity with each other, prior and in preference to, and satisfied before, any dividend on any other class or series of shares. Such dividends shall be payable only when, as, and if declared by the Board of Directors.

(2)

No dividend or distribution, whether in cash, in property, or in any other shares of the Company, shall be declared, paid, set aside or made with respect to the ordinary shares at any time unless all accrued but unpaid dividends on the Preferred Shares set forth in term (1), if any, have been paid in full, and a distribution is likewise declared, paid, set aside or made, respectively, at the same time with respect to each outstanding Preferred Share such that the dividend or distribution declared, paid, set aside or made to the holder thereof shall be equal to the dividend or distribution that such holder would have received pursuant to this term if such Preferred Share had been converted into ordinary shares immediately prior to the record date for such dividend or distribution, or if no such record date is established, the date such dividend or distribution is made, and if such share then participated in and the holder thereof received such dividend or distribution.

11. CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

Voting Rights

The holder of a preferred share shall be entitled to such number of votes as equals the whole number of ordinary share into which such holder’s collective preferred shares are convertible immediately after the close of business on the record date of the determination of the Company’s members entitled to vote or, if no such record date is established, at the date such vote is taken or any written consent of the Company’s members is first solicited.

Accounting for the Preferred Shares

The Company has classified the preferred shares as mezzanine equity as these preferred shares are redeemable upon the occurrence of an event not solely within the control of the Company. The holders of the preferred shares have a redemption right and liquidation preference and will not receive the same form of consideration upon the occurrence of the conditional event as the ordinary shareholders would.

The Company recorded the initial carrying amount of the preferred shares with its issuance price, which approximated the issuance date fair value, after the reduction of the issuance cost. The Company uses interest method to accrete the carrying value of the preferred shares to their maximum redemption price at the end of each reporting period. The change in redemption value is recorded against retained earnings, or in the absence of retained earnings, against APIC. Once APIC has been exhausted, additional charges are recorded by increasing the accumulated deficit.

The Company did not identify any derivatives embedded in the preferred shares that were subject to bifurcation and fair value accounting. The Group also determined that there was no beneficial conversion feature attributable to the preferred shares, as the effective conversion price was not less than the fair value of the ordinary shares on the respective commitment date.

The following table summarized the rollforward of the carrying amount of the preferred equity for the years of 2018, 2019, and 2020:

	Series A	Series B	Series C	Series D	Series E	Series F	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
January 1, 2018	14,064	172,655	720,028	2,041,281	2,935,726	—	5,883,754
Issuance	—	—	—	—	—	3,402,611	3,402,611
Accretion	1,196	14,661	61,371	168,323	149,445	116,650	511,646

December 31, 2018	15,260	187,316	781,399	2,209,604	3,085,171	3,519,261	9,798,011
Accretion	1,346	16,494	69,037	189,354	234,692	284,092	795,015

December 31, 2019	16,606	203,810	850,436	2,398,958	3,319,863	3,803,353	10,593,026
Accretion	618	7,574	31,703	86,955	118,336	130,463	375,649
Conversion	(17,224)	(211,384)	(882,139)	(2,485,913)	(3,438,199)	(3,933,816)	(10,968,675)

December 31, 2020	—	—	—	—	—	—	—

On June 9, 2020, all of the preferred shares were converted to 439,646,388 ordinary shares immediately upon the completion of the Company’s IPO. As the initial offering price per ordinary share is lower than the conversion prices of Series D, E and F preferred shares immediately prior to the IPO, the holders of these series of preferred shares are entitled to anti-dilution protection pursuant to the effective memorandum and articles of association. Each Series D preferred share, each Series E preferred share, and each Series F preferred share were converted into 1.00733, 1.05405 and 1.00552 ordinary shares of the Company, respectively.

12. ORDINARY SHARES

In 2018 and 2019, the Company issued 7,092,667 and 7,092,666 ordinary shares for vested restricted share units of the founder and the co-founder, respectively.

Upon the completion of IPO in June 2020, the Company issued 89,491,548 ordinary shares with the price of $4.00 per share, and received proceeds of RMB2,357,823 net of the underwriting discounts and commission and expenses related to IPO.

Upon the completion of a follow-on public offering in December 2020, the Company issued 36,000,000 ordinary shares with the price of $12.50 per share, and received proceeds of RMB2,816,190 net of the underwriting discounts and commission and expenses related to the offering.

13. LOSS PER SHARE

Loss per share was computed by dividing net loss available to ordinary shareholders by the weighted average number of ordinary shares outstanding for the years ended December 31, 2018, 2019 and 2020:

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Numerator:
Net loss available to ordinary shareholders of the Company — basic and diluted	(2,390,021)	(2,464,796)	(2,080,825)
Denominator:
Weighted average number of ordinary shares outstanding	360,002,151	362,644,898	667,844,843
Basic and diluted loss per share	(6.64)	(6.80)	(3.12)

As a result of the Group’s net loss for the three years ended December 31, 2018, 2019 and 2020, the following weighted average numbers of the Company’s preferred shares, share options, and restricted share units outstanding in the respective periods were excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive.

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Series A convertible redeemable preferred shares	77,000,000	77,000,000	—
Series B convertible redeemable preferred shares	37,748,300	37,748,300	—
Series C convertible redeemable preferred shares	44,286,448	44,286,448	—
Series D convertible redeemable preferred shares	64,001,162	64,001,162	—
Series E convertible redeemable preferred shares	93,580,586	93,580,586	—
Series F convertible redeemable preferred shares	46,422,978	116,857,842	—
Share options	34,158,863	37,951,132	42,253,493
Restricted share units	5,676,866	4,505,362	16,188,798

14. TAXATION

Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company incorporated in the Cayman Islands are not subject to tax on income or capital gain.

Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% since January 1, 2010. Operations in Hong Kong have incurred net accumulated operating losses for income tax purpose and no income tax provisions are recorded for the period presented. Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiary domiciled in Hong Kong has been subject to a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK dollar 2,000 of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%.

14. TAXATION (CONTINUED)

Income Taxes (Continued)

China

On March 16, 2007, the National People’s Congress of the PRC introduced Corporate Income Tax Law (“CIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to corporate income tax at a uniform rate of 25%. Certain enterprises benefit from a preferential tax rate of 15% under the CIT Law if they qualify as high and new technology enterprises (“HNTE”). Under such regulation, Dada Glory and Shanghai JDDJ are qualified for HNTE status and are eligible to a reduced income tax rate of 15% for the years ended 2018, 2019 and 2020.

Withholding tax on undistributed dividends

The CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing rules of the CIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located”. Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.

The CIT law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with China. According to the arrangement between the Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE).The Company did not record any dividend withholding tax, as it has no retained earnings for any of the periods presented.

Loss by tax jurisdictions:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Loss from PRC operations	1,771,273	1,517,437	1,215,179
Loss from non-PRC operations	134,599	161,376	495,140

Total losses before tax	1,905,872	1,678,813	1,710,319

The current and deferred portion of income tax expenses included in the consolidated statements of operations and comprehensive loss are as follows:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Current tax expenses	42	—	—
Deferred tax benefits	(27,539)	(9,032)	(5,143)

Income tax benefits	(27,497)	(9,032)	(5,143)

14. TAXATION (CONTINUED)

Income Taxes (Continued)

Reconciliation of the difference between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2018, 2019 and 2020 are as follows:

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Statutory tax rate	25.0%	25.0%	25.0%
Effect of different tax rate of subsidiary operation in other jurisdiction	(1.8)%	(2.4)%	(7.3)%
Changes in valuation allowance	(24.7)%	(26.0)%	(20.7)%
Super deduction of research and development expenses	2.4%	3.4%	3.9%
Expired tax loss	—	—	(0.2)%
True up	—	—	(0.2)%
Other expenses not deductible for tax purposes	0.5%	0.5%	(0.2)%

Effective tax rate	1.4%	0.5%	0.3%

Deferred tax assets and deferred tax liabilities

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Deferred tax assets
- Net operating loss carry forwards	1,384,440	1,805,739	2,156,396
- Allowance for doubtful accounts	79	—	—
- Inventories valuation allowance	408	75	149
- Impairment provision for property and equipment	2,120	—	—
- Impairment provision for other non-current assets	1,039	1,039	1,039
- Accrued expenses	16,168	34,372	33,538
- Advertising expenses	—	—	4,748
Less: Valuation allowance	(1,404,254)	(1,841,225)	(2,195,870)

Net deferred tax assets	—	—	—

Deferred tax liabilities
- Identifiable intangible assets from business combination	52,733	43,701	38,558

Total deferred tax liabilities	52,733	43,701	38,558

As of December 31, 2018, 2019 and 2020, the Group had net operating loss carry forwards of approximately RMB5,537,754, RMB7,222,966 and RMB8,625,584, respectively, which arose from the subsidiaries, VIE and VIE’s subsidiaries established in the PRC. The loss carry forwards will expire during the period from 2021 to 2029.

The Group believes that it is more likely than not that the net accumulated operating losses and other deferred tax assets will not be utilized in the future based on an evaluation of a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. Therefore, the Group provided full valuation allowances for the deferred tax assets as of December 31, 2019 and 2020, respectively.

14. TAXATION (CONTINUED)

Movement of valuation allowance

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance at beginning of the year	934,327	1,404,254	1,841,225
Addition	469,927	436,971	354,645

Balance at end of the year	1,404,254	1,841,225	2,195,870

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2015 through 2020 on non-transfer pricing matters and transfer pricing matters.

15. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amount due from related parties and prepayments and long-term time deposits. The Group places its cash and cash equivalents, restricted cash, short-term investments and long-term time deposits with financial institutions with high-credit ratings and quality. Accounts receivable mainly consist of amounts receivable from merchants and brand owners. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs in its customers and its ongoing monitoring process of outstanding balances. With respect to prepayments, the Group performs on-going credit evaluations of the financial condition of the suppliers. The Group has not noted any significant credit risk.

Concentration of customers

The following customers accounted for 10% or more of revenues for the years ended December 31, 2018, 2019 and 2020, respectively.

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Customer A	943,084	1,564,436	2,214,262
Customer B	*	403,287	794,685

*	Less than 10%

The following customers accounted for 10% or more of accounts receivable as of December 31, 2019 and 2020, respectively.

	As of December 31,
	2019	2020
	RMB	RMB
Customer C	*	107,153
Customer D	*	48,172
Customer E	*	45,525
Customer F	9,275	*
Customer G	7,517	*
Customer H	6,073	*

*	Less than 10%

15. CONCENTRATION OF CREDIT RISK (CONTINUED)

Foreign currency risk

RMB is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregated amounts of RMB1,114,076 and RMB137,106 denominated in RMB as of December 31, 2019 and 2020, respectively.

16. RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2020:

Name of related parties	Relationship with the Group
JD, its subsidiaries and affiliates (“JD Group”)	Shareholder of the Company
Walmart, its subsidiaries and affiliates (“Walmart Group”)	Shareholder of the Company

(a)	The Group entered into the following transactions with the major related parties:

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Revenues
Services to JD Group(1)	943,084	1,564,436	2,214,262
Services to Walmart Group(2)	89,371	403,287	794,685

Operating expenses
Operational support services from JD Group	32,862	25,376	79,038

Purchases from JD Group	26,908	47,179	46,407

(1)

The services revenues from JD Group primarily consist of delivery service revenues. The Group fulfills the delivery needs of JD Group by utilizing the Group’s network of riders on Dada Now where the Group acts as a principal. Revenues are recognized on a gross basis at a pre-determined amount for each completed delivery with the related volume-discount recorded as a reduction of revenue and the fee is settled monthly or weekly. The service agreement has an initial term of one year and remains valid till other replacement agreement is signed by both parties.

JD Group also provides certain operational supporting services to the Group, such as cloud server services and customer and rider care services, the service fee is charged based on the actual cost incurred by JD Group as confirmed with the Group on a monthly basis. The service agreements have terms ranging from one to three years and have been renewed upon expiration.

In addition, the Group entered into the purchase agreement with JD Group in August 2016 to purchase goods from JD Group for sale on Dada Now. The purchase agreement has an initial term of one year, and remains valid till other replacement agreement is signed by both parties.

(2)

Walmart Group became a related party in August 2018, therefore, only transactions occurred after August 2018 were presented as related party transactions. The services revenues from Walmart Group primarily consist of on-demand retail platform service revenues and delivery service revenues under the business cooperation agreement and service agreement with Walmart Group. The on-demand retail platform service revenues primarily consist of commission fees based on a pre-determined percentage charged to Walmart Group for participating in the Group’s online marketplace. The Group also fulfills the delivery needs of Walmart Group on JDDJ where the Group acts as a principal. Revenues are recognized on a gross basis at a pre-determined amount for each completed delivery. The Group entered into the business cooperation agreement with Walmart Group in June 2016, which was amended and restated in August 2018. The amended and restated business cooperation agreement has a term of six years. The service agreement has an initial term of one year, and remains valid till the termination of the business cooperation agreement.

16. RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	The Group had the following balances with the major related parties:

	As of December 31,
	2019	2020
	RMB	RMB
Current assets:
Amount due from JD Group	236,196	562,194
Amount due from Walmart Group	72,486	84,147

Total	308,682	646,341

Current liabilities:
Amount due to JD Group(1)	19,350	26,545
Amount due to Walmart Group(2)	63,450	26,373

Total	82,800	52,918

(1)

The Group provides collection of cash on delivery service when performing delivery services for JD Group. Amount due to JD Group includes cash collected from consumers on behalf of JD.COM when merchandises are delivered to them.

(2)	Amount due to Walmart includes cash collected from consumers on behalf of Walmart when the Group performs on-demand retail platform services to the Walmart Group.

17. EMPLOYEE BENEFIT

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses the Group incurred for the plan were RMB85,328, RMB103,600 and RMB77,708 for the years ended December 31, 2018, 2019 and 2020, respectively, which are recorded in expenses based on the function of employees.

18. CONTINGENCIES

The Group is subject to a number of legal or administrative proceedings that generally arise in the ordinary course of its business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the consolidated financial statements.

19. RESTRICTED NET ASSETS

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises and local enterprises, the Group’s entities in the PRC must make appropriation from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the Company.

PRC laws and regulations permit payments of dividends by the Company’s subsidiaries and VIE incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries and VIE incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless such reserve has reached 50% of their respective registered capital. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with the PRC accounting standards and regulations, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, APIC and the statutory reserves of the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries. As of December 31, 2019 and 2020, the total of restricted net assets were RMB7,317,215 and RMB8,612,691, respectively.

20. SUBSEQUENT EVENTS

On March 22, 2021, the Company entered into a share subscription agreement with JD.com and will issue ordinary shares for a total proceed of US$800 million at a per share purchase price equal to the closing price of the Company’s ordinary shares on March 19, 2021, the last trading day prior to the date of the share subscription agreement. The closing of the transaction is subject to satisfaction of customary closing conditions and procedures, including applicable governmental filings. Upon the closing, JD.com is expected to become the controlling shareholder of the Company.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

DADA NEXUS LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,
	2019	2020
	RMB	RMB	US$
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	40,573	5,029,806	770,851
Short-term investments	714,803	—	—
Prepayments and other current assets	10,797	15,320	2,348

Total current assets	766,173	5,045,126	773,199
Investment in and amount due from subsidiaries, VIE and VIE’s subsidiaries	2,145,167	1,657,347	253,999
Intangible assets, net	499,464	327,007	50,116

Total non-current assets	2,644,631	1,984,354	304,115

TOTAL ASSETS	3,410,804	7,029,480	1,077,314

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Accrued expenses and other current liabilities	8,740	1,525	232

TOTAL LIABILITIES	8,740	1,525	232

MEZZANINE EQUITY	10,593,026	—	—

SHAREHOLDERS’ (DEFICIT) EQUITY
Ordinary shares (US$0.0001 par value, 1,499,945,349, and 2,000,000,000 shares authorized, 369,290,629 and 941,450,185 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	237	639	98
Additional paid-in capital	309,102	16,442,721	2,519,958
Subscription receivable	(35)	—	—
Accumulated deficit	(7,639,926)	(9,345,102)	(1,432,200)
Accumulated other comprehensive income (loss)	139,660	(70,303)	(10,774)

TOTAL SHAREHOLDERS’ (DEFICIT) EQUITY	(7,190,962)	7,027,955	1,077,082

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) EQUITY	3,410,804	7,029,480	1,077,314

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

DADA NEXUS LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except for share and per share data)

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				(Note 2)
Expenses and income/(loss)
Sales and marketing	—	—	(48,435)	(7,423)
General and administrative	(197,983)	(203,191)	(464,972)	(71,260)
Interest income	21,524	25,327	18,955	2,905
Foreign exchange loss	(175)	—	—	—
Other operating income	—	—	101	15
Equity in losses of subsidiaries, VIE and VIE’s subsidiaries	(1,701,741)	(1,491,917)	(1,210,825)	(185,567)

Net loss and net loss attributable to the Company	(1,878,375)	(1,669,781)	(1,705,176)	(261,330)
Accretion of convertible redeemable preferred shares	(511,646)	(795,015)	(375,649)	(57,571)

Net loss available to ordinary shareholders	(2,390,021)	(2,464,796)	(2,080,825)	(318,901)

Net Loss	(1,878,375)	(1,669,781)	(1,705,176)	(261,330)
Other comprehensive income/(loss)
Foreign currency translation adjustments	36,974	(446)	(209,963)	(32,178)

Total comprehensive loss	(1,841,401)	(1,670,227)	(1,915,139)	(293,508)

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

DADA NEXUS LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASHFLOW

(Amounts in thousands, except for share and per share data)

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				(Note 2)
Net cash (used in)/provided by operating activities	(126,428)	10,460	1,571	244
Net cash used in investing activities	(2,791,032)	(1,586,628)	(20,652)	(3,169)
Net cash provided by financing activities	3,402,611	—	5,181,447	794,092

Effect of foreign exchange rate changes on cash and cash equivalents	—	(10,522)	(173,133)	(26,534)

Net increase/(decrease) in cash and cash equivalents	485,151	(1,586,690)	4,989,233	764,633
Cash and cash equivalents, beginning of the year	1,142,112	1,627,263	40,573	6,218

Cash and cash equivalents, end of the year	1,627,263	40,573	5,029,806	770,851

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

DADA NEXUS LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO SCHEDULE I

(1)

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company does not include condensed financial information as to the changes in equity as such financial information is the same as the consolidated statements of changes in shareholders’ equity.

(2)

The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIE. For the parent company, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investment in subsidiaries, VIE and VIE’s subsidiaries” and the subsidiaries and VIE’s profit or loss as “Equity in losses of subsidiaries, VIE and VIE’s subsidiaries” on the Condensed Statements of Operations and Comprehensive Income. Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE in investment in and amount due from subsidiaries, VIE and VIE’s subsidiaries even though the parent company is not obligated to provide continuing support or fund losses.

(3)	For the years ended December 31, 2018, 2019 and 2020, there were no material contingencies, significant provisions of long-term obligations, guarantees of the Company.

(4)

For the years ended December 31, 2018, 2019, and 2020, noncash investing activities include offsets of due from and due to subsidiaries, VIE and VIE’s subsidiaries amounted to RMB522,825, nil and nil, and transfer of due from subsidiaries, VIE and VIE’s subsidiaries to investment in subsidiaries, VIE and VIE’s subsidiaries amounted to nil, RMB438,914 and nil, respectively.